82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50


06010423

Date January 19, 2006
Contact Martina C. Schuler

Unaxis Holding AG
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

Martina C. Schuler

Carsten Barth
Corporate Communications

Enclosure

- **Dr. Axel Deich takes over as head of Space Technology – Pluto mission with payload fairing from Contraves Space starts successfully**

Unaxis Management AG
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

unaxis esec balzers Leybold vacuum Contraves Space

Rule 12g3-2(b) File No. 82-5190

Media release

Dr. Axel Deich takes over as head of Space Technology – Pluto mission with payload fairing from Contraves Space starts successfully

Pfäffikon SZ, January 19, 2006 – Dr. Axel Deich (49) has been in charge of Unaxis' Space Technology (Contraves Space) division since the beginning of 2006. Axel Deich has worked in the European aerospace industry for close to 20 years. From 1997 onwards he held various management positions at EADS Space, most recently as a member of the Space Transportation Management Committee and as Director Propulsion and Equipment. In that capacity, he was responsible for around 700 employees and managed a successful turnaround at the division after extensive restructuring. He holds diplomas in engineering and industrial economics, and earned his doctorate at the RWTH University of Technology in Aachen (Germany). "We are pleased to have won over a proven industry specialist to lead our aerospace business into the future", stated Thomas Limberger, CEO von Unaxis.

As the new Division Head of Space Technology, Axel Deich succeeds Umberto Somaini, who retired on December 31, 2005. Umberto Somaini led Contraves Space since 1997, and during that time managed to position the business successfully in an increasingly demanding marketplace. Axel Deich now wishes to continue that successful track record within the framework of Unaxis' group-wide strategy. He noted that "We must seek collaborative ventures that transcend national borders as we go forward, thereby strengthening our international presence. Only by so doing can we be successful in the marketplace."

Successful start of Pluto mission

For Contraves Space, 2006 started successfully also from a technical standpoint: Tonight (CET) NASA's "New Horizons" Pluto mission lifted off from Launch Complex 41 at the Kennedy Space Center. For this mission, Contraves Space AG supplied a specially designed 20.7 meters high payload fairing. Pluto lies at the outer edge of our solar system and is the only planet that has yet to be visited by a spacecraft. NASA now

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

wishes to explore this extremely remote region for the first time with the "New Horizons" spacecraft.

The journey of roughly six billion kilometers will take approximately ten years to complete. "New Horizons" is equipped with a variety of cameras as well as instruments for plasma, particle, and radiophysical measurements. In addition to examining the atmosphere and surface of Pluto, NASA hopes to gain a wide array of clues to the evolution of the solar system and planet Earth.

"New Horizons" was transported into space by a state-of-the-art Atlas V-551 launch vehicle. The payload fairing supplied by Contraves Space AG under contract to Lockheed Martin Space Systems protected the spacecraft during its flight through the Earth's atmosphere. Approximately 200 seconds after liftoff, the fairing was jettisoned in two halves from the launch vehicle, precisely as planned. The separation proceeded flawlessly – as has been the case with each of the more than 170 payload fairings Contraves Space has supplied for various space missions ever since 1974.

For further information, please contact:

Unaxis Management AG
Carsten Barth
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

Contraves Space AG
Helga Schib
Tel. +41 44 306 27 40
Fax +41 44 306 21 10
helga.schib@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ
Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com